UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 29, 2016

Commission File Number: 000-52311

PLAY LA INC.

PO Box 92, 171 Main Street, Road Town, Tortola, British Virgin Islands, VG1110

(Address of Registered Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): No [X] Yes

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): No [X] Yes

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Notice

NOTICE IS HEREBY GIVEN pursuant to Section 178(1) of the BVI Insolvency Act, 2003 (the “Act”), that

Stuart Mackellar of Zolfo Cooper (BVI) Limited, P.O. Box 4571, 2nd Floor, Palm Grove House, Wickhams

 Cay, Road Town, Tortola, British Virgin Islands, VG1110, was appointed as Liquidator of the Company by a qualifying resolution of members, at a duly held meeting of the members convened on 22 September 2016,

in accordance with Section 159(2) of the Act.

Exhibits.

      The following exhibits are being furnished as part of this Report.

Exhibit
Number	Description

1	Notice of Appointment of Liquidator

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: September 29, 2016	By:	/s/ David Hallonquist
David Hallonquist

Chief Executive Officer